Exhibit 99.1

Fitell Corporation to Expand Further into Solana Ecosystem with PUMP Treasury, the Solana-Native Token Powering the Pump.fun Launchpad

-First Publicly Listed Company to Establish a PUMP Treasury Reserve-

Sydney, Australia - September 29, 2025 - Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) today announced its intention to allocate PUMP tokens to its corporate treasury. This strategic move represents a natural extension of Fitell’s Solana digital asset treasury strategy and reflects the Company’s confidence in Solana’s rapidly growing ecosystem.

Pump.fun has emerged as one of the most tangible revenue-generating applications on the Solana blockchain, operating as a live token launchpad that processes new issuances and collects listing and transaction fees directly tied to on-chain activity. Its native token, PUMP, underpins the platform’s economics by serving as the vehicle through which fee revenues are recycled back through buybacks and burns, reducing circulating supply and creating deflationary pressure over time. With a fixed supply and an ongoing burn program funded by platform revenues, PUMP aligns platform growth with tokenholder value.

Key Rationale:

●	On-Chain Revenue: PUMP is directly tied to activities of Pump.fun’s market-dominant launchpad, with a portion of platform fees allocated to token buybacks and burns, creating transparent, on-chain revenue capture and price support to PUMP.

●	Solana Ecosystem Positioning: As one of the most visible tokens on Solana, PUMP reflects the rapid growth of Pump.fun, supported by strong community participation and sustained network activity.

●	Strategic Expansion: Establishing a PUMP treasury strengthens Fitell’s presence in Solana’s most active protocols, offering both exposure to real protocol revenues and optionality as the ecosystem matures.

“By expanding our treasury to include PUMP, we are taking the next step in our digital asset strategy to deepen our alignment with the Solana community,” said Sam Lu, Chief Executive Officer of Fitell. “Solana’s ecosystem continues to be one of the fastest growing in blockchain, and PUMP represents both innovation and momentum within that ecosystem.”

Fitell’s broader digital asset roadmap is designed to integrate blockchain into its operational and consumer-facing platforms, with treasury activities serving as a foundation for innovation. The Company also intends to leverage Solana to explore blockchain-enabled loyalty programs and consumer engagement initiatives across its global fitness ecosystem, while evaluating additional digital assets such as “USDC” (a stablecoin pegged to the U.S. dollar launched by Circle) and “Worldcoin” (a digital identity and verification protocol co-founded by Sam Altman, Alex Blania, and Max Novendstern) to support these efforts.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com